June 14, 2005

Via EDGAR

Ms. Elaine Wolff

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0409

Re:	Deerfield Triarc Capital Corp.

Amended Registration Statement, filed on June 1, 2005

Registration No. 333-123762

Dear Ms. Wolff:

Reference is made to the Registration Statement on Form S-11 (the “Registration Statement”), Amendment No. 1 (“Amendment No. 1”) to the Registration Statement and Amendment No. 2 to the Registration Statement (“Amendment No. 2”) filed by Deerfield Triarc Capital Corp. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on April 1, 2005, May 13, 2005 and June 1, 2005, respectively.

In response to comments conveyed telephonically by Rochelle Plesset of the Division of Investment Management, the Company supplementally provided to the Commission the attached draft disclosure describing its intention to operate its business so as to be excluded from regulation under the 1940 Act.

Please call me with any questions.

Sincerely,

/s/ Daniel M. LeBey

Daniel M. LeBey

Enclosures

cc:	Mr. Geoffrey Ossias

Mr. Matt Maulbeck

Mr. Steven Jacobs

Mr. Jonathan W. Trutter

Mr. Aaron D. Peck

Mr. Frederick L. White

Mr. Larry P. Medvinsky

Ms. Cyane B. Crump

Exclusion from Regulation Under the 1940 Act

We intend to operate our business so as to be excluded from regulation under the 1940 Act. Because we conduct our business through wholly-owned subsidiaries, we must ensure not only that we qualify for an exclusion or exemption from regulation under the 1940 Act, but also that each of our subsidiaries so qualifies.

The subsidiary that currently holds most of our assets, Deerfield Triarc Capital LLC, is excluded from regulation under a provision designed for companies that do not issue redeemable securities and are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. To qualify for this exclusion, we will need to ensure that at least 55% of Deerfield Triarc Capital LLC’s assets consist of mortgage loans and other assets that are considered the functional equivalent of mortgage loans for purposes of the 1940 Act (collectively, “qualifying real estate assets”), and that at least 80% of Deerfield Triarc Capital LLC’s assets consist of real estate-related assets (including qualifying real estate assets). Deerfield Triarc Capital LLC does not intend to issue redeemable securities.

Based on no-action letters issued by Division of Investment Management of the Commission (the “Division”), we classify our investment in residential mortgage loans as qualifying real estate assets, as long as the loans are “fully secured” by an interest in real estate. That is, if the loan-to-value ratio of the loan is equal to or less than 100%, then we consider the mortgage loan a qualifying real estate asset. We do not consider loans with loan-to-value ratios in excess of 100% to be qualifying real estate assets for the 55% test, but only real estate-related assets for the 80% test.

We also consider agency whole pool certificates to be qualifying real estate assets. An agency whole pool certificate is a certificate issued or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae, that represents the entire beneficial interest in the underlying pool of mortgage loans. By contrast, an agency certificate that represents less than the entire beneficial interest in the underlying mortgage loans is not considered to be a qualifying real estate asset for purposes of the 55% test, but constitutes a real estate-related asset for purposes of the 80% test.

We generally do not expect our investments in RMBS and CMBS, other than our investments in agency whole pool certificates, to constitute qualifying real estate assets for the 55% test, unless we determine that those investments are the “functional equivalent” of owning mortgage loans, which will depend, among other things on whether we have the unilateral foreclosure rights with respect to the underlying real estate collateral. Instead, these investments generally will be classified as real estate-related assets for purposes of the 80% test. We do not expect that our investments in CDOs, ABS, bank loans and stressed and distressed debt securities will constitute qualifying real estate. Moreover, to the extent that these investments are not backed by mortgage loans or other interests in real estate, they will not constitute real estate-related assets. Instead, they will constitute miscellaneous assets, which can constitute no more than 20% of our assets.

None of Deerfield Triarc TRS Holdings, Inc., Deerfield Triarc TRS Holdings, LLC, nor Market Square CLO Ltd. can qualify for this mortgage company exclusion. Accordingly, we are careful that none of those entities is making or proposing to make a public offering of its securities, and we require that each owner of securities issued by those entities is a “qualified purchaser,” so that those entities are not investment companies subject to regulation under the 1940 Act. If we form other subsidiaries, we will be required to ensure that they qualify for an exemption or exclusion from regulation under the 1940 Act.

Moreover, we must ensure that that Deerfield Triarc Capital Corp. itself qualifies for an exclusion from regulation under the 1940 Act. We will do so by monitoring the value of our interests in our subsidiaries. At all times, we must ensure that no more than 40% of Deerfield Triarc Capital Corp.’s assets, on an unconsolidated basis, excluding government securities and cash, are investment securities as defined in the 1940 Act. Our interest in Deerfield Triarc Capital LLC does not constitute an “investment security” for these purposes, but our interest in Deerfield Triarc TRS Holdings, Inc. does constitute an “investment security.” As long as we have no other direct subsidiaries and no other assets in Deerfield Triarc Capital Corp., this requirement will mean that we must monitor the value of our interest in these two subsidiaries to ensure that the value of our Deerfield Triarc TRS Holdings, Inc. never exceeds 40% of the value of our overall assets. This requirement may limit our flexibility in acquiring assets in the future.

We have not received, nor have we sought, a no-action letter from the Division regarding how our investment strategy fits within the exclusions from regulation under the 1940 Act that we and our subsidiaries are using. To the extent that the Division provides more specific or different guidance regarding the treatment of assets as qualifying real estate assets or real estate-related assets, we may be required to adjust our investment strategy accordingly. Any additional guidance from the Division could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen.